Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 June 26, 2019


Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 8087
                FT Equity Allocation ETF Model Portfolio, 3Q '19
                                 (the "Trust")
                      CIK No. 1770044 File No. 333-231601
--------------------------------------------------------------------------------


Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. CONSIDER PROVIDING A PLAIN ENGLISH EXPLANATION OF THE TERM "LOW-CORRELATED INVESTMENTS" IN THE "OBJECTIVE" SECTION.

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE REVISE THE DISCLOSURE IN THE SECOND PARAGRAPH IN THE "OBJECTIVE" SECTION TO DESCRIBE HOW THE 75% BASKET DIFFERS FROM THE 25% BASKET AND CLARIFY WHETHER THE ETFS IN THE 25% BASKET EACH INVEST IN ONLY ONE SECTOR OR IF EACH OF THE ETFS INVEST IN SEVERAL SECTORS.

      Response: The prospectus has been revised in accordance with this comment. The ETFs in the 25% basket are focused on a sector, country or theme. Thus, the ETFs focused on a sector typically will invest in only one sector while the ETFs focused on a country or theme may invest in several sectors.

      3. PLEASE IDENTIFY THE RELEVANT SECTORS IN WHICH THE TRUST WILL INVEST AND INCLUDE AN EXPLANATION AS TO WHY THOSE SECTORS ARE EXPECTED TO OUTPERFORM THE MARKET.

      Response: Because the ETFs in the 75% basket are broad based and the ETFs in the 25% basket may be focused on a sector, country or theme, the Trust will likely not have a significant investment in any specific sector. If the final portfolio of the Trust has significant investments in a specific sector, appropriate disclsoures will be added to the prospectus. The sponsor believes that the sector ETFs chosen for the 25% basket will outperform the market because they are pro-cyclical sectors designed to do well in a robust economy experiencing strong growth.

      4. PLEASE ADD DISCLOSURE CLARIFYING WHAT THE "CORE" INVESTMENTS AND "SATELLITE" INVESTMENST ARE FOR THIS TRUST.

      Response: The prospectus has been revised in accordance with this comment.

Risk Factors
____________

      5. PLEASE INCLUDE RELEVANT RISK DISCLOSURE FOR EACH OF THE RELEVANT SECTORS DISCLOSED IN THE "OBJECTIVE" SECTION IN CONECTION WITH COMMENT 3.

      Response: If the final portfolio of the Trust has significant investments in a specific sector, appropriate disclsoures will be added to the prospectus.

Registration Statement
______________________

      6. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      7. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            __________________________
                                                Daniel J. Fallon